                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT


                          Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1999



A. Full Title of the Plan:

          The LaBarge, Inc. Employees Savings Plan



B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:


          LaBarge, Inc.
          9900A Clayton Road
          St. Louis, MO 63124




This filing has a total of 17 pages.

                              REQUIRED INFORMATION




Financial Statements.


Exhibits.


     I. Consent of KPMG LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                              THE LABARGE, INC. EMPLOYEES SAVINGS PLAN



                                By: s/Donald H. Nonnenkamp
                                    -----------------------
                                      Donald H. Nonnenkamp
                                      Vice President and Chief Financial Officer


                                By: s/Ellie J. Perry
                                    -------------------
                                      Ellie J. Perry
                                      Plan Administrator






Date:  June 28, 2000

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                                                                  PAGE

TABLE OF CONTENTS:

     Independent Auditors' Report                                                                                    1

     Financial Statements:
        Statements of Net Assets Available for Plan Benefits
          as of December 31, 1999 and 1998                                                                           2

        Statements of Changes in Net Assets Available for Plan Benefits
          for the Years ended December 31, 1999 and 1998                                                             3

     Notes to Financial Statements                                                                                   4

                                                                                                   SCHEDULES
     Line 27a:
        Schedule of Assets Held for Investment Purposes, December 31, 1999                             1            10
        Schedule of Assets Which Were Both Acquired and Disposed of
          Within the Plan Year                                                                                       *

     Line 27b -   Schedule of Loans or Fixed Income Obligations                                                      *

     Line 27c -   Schedule of Leases in Default or Classified as Uncollectible                                       *

     Line 27d -   Schedule of Reportable Transactions, Year ended December 31, 1999                    2            11

     Line 27e -   Schedule of Nonexempt Transactions                                                                 *

     * There were no assets held for investment purposes which were both acquired and disposed of and no nonexempt transactions with parties-in-interest within the plan year ended December 31, 1999 which require separate disclosure. Additionally, there were no loans or fixed income obligations and no leases in default or classified as uncollectible at December 31, 1999.


DEFINITIONS:

     Plan                    -   LaBarge, Inc. Employees Savings Plan

     Trustee                 -   A. G. Edwards Trust Company

     ERISA                   -   Employee Retirement Income Security Act of 1974

     Company                 -   LaBarge, Inc.

     Plan Administrator      -   LaBarge, Inc. Plan Administration Committee

                          INDEPENDENT AUDITORS' REPORT



     Plan Administration Committee
     LaBarge, Inc. Employees Savings Plan


     We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/ KPMG LLP


     St. Louis, Missouri
     May 12, 2000

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                                1999           1998
                                                           ------------    ------------

Assets:
  Investments:
     Registered investment
       company shares                                      $ 10,480,253      9,486,173
     Money market accounts                                      773,690        618,490
     LaBarge, Inc. common stock                               2,105,219      2,373,423
     Loans to participants                                      740,970        698,153
                                                            ------------   ------------
            Total investments                                14,100,132     13,176,239
                                                            ------------   ------------
     Receivables:
       Employer contributions                                    57,350         65,559
       Participant contributions                                235,148        100,337
       Participant loans                                         21,553         56,657
       Interest and dividends                                     3,933          2,847
                                                            ------------   ------------
            Total receivables                                   317,984        225,400

Liabilities -
  accrued expenses
                                                                 18,328             --
                                                            ------------   ------------
            Net assets available
              for plan benefits                            $ 14,399,788     13,401,639
                                                            ============   ============

See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

      Statements of Changes in the Net Assets Available for Plan Benefits

                     Years ended December 31, 1999 and 1998

                                                                 1999           1998
                                                            -------------  --------------
Investments income:
  Interest and dividends                                    $    249,941         248,511
  Net appreciation
    in fair market value of investments                          321,726         175,253
                                                            -------------  --------------
          Total investment income                                571,667         423,764

Participant contributions                                      1,188,272       1,103,012
Employer contributions                                           246,390         256,178
Participant distributions                                       (942,144)     (1,521,509)
Administrative expenses                                          (66,036)        (15,434)
                                                            -------------  --------------
          Increase in net assets
            available for plan benefits                          988,149         246,011
Net assets available for plan benefits:
  Beginning of year                                           13,401,639      13,155,628
                                                            -------------  --------------
  End of year                                               $ 14,399,788      13,401,639
                                                            =============  ==============

See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998





 (1)    DESCRIPTION OF THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

        (a)   GENERAL

              The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 60 days of service and is subject to the provisions of ERISA.

        (b)   CONTRIBUTIONS

              Employees may elect to contribute, on a pre-tax basis, up to 15% of covered compensation in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 1999 or 1998.

        (c)   PARTICIPANTS' ACCOUNTS

              Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings net of administrative charges. Allocations are based upon covered compensation or account balances as defined in the plan agreement.

              Participants may transfer amounts between funds on quarterly enrollment dates throughout the year. The Plan Administrator will record these transfers in the participant's account and direct the Trustee to reinvest the amounts to reflect these changes. Money market accounts are maintained for each fund to provide for short-term investments while transfers are in process. At year-end, the investments are presented net of any transfers in process as directed by the participants.

              A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is based on a weighted average formula.

        (d)   VESTING

              Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a calendar quarter employer matching contribution if that participant is employed by the Company on the last day of such calendar quarter. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

                                                                     (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

        (e)   LOANS TO PARTICIPANTS

              Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund at the prevailing market rate (prime plus 0.5%). Loans will be limited to the lesser of (i) 50% of a participant's vested plan account balance as of the last day of the calendar quarter for which the loan is being made, or (ii) $50,000. Loans to participants include interest-bearing promissory notes at rates from 6.5% to 9.5% with final due dates through April 2005.

        (f)   PAYMENT OF BENEFITS

              Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan quarter in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

 (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF PRESENTATION

              The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

        (b)   INVESTMENTS

              Participants may elect to have a portion of their account balances invested in the following separate investment funds within the
              Plan:

              - Equity Index Fund, which shall have at its principal objective long-term capital growth by investing in the same stocks and in substantially the same percentage as the S&P 500 Composite Stock Price Index;

              - Growth Fund, which shall have as its principal objective long-term growth by investing in stocks of companies that are undervalued relative to the stock market as a whole;

              - Balanced Fund, which shall have as its principal objective conservation of principal, current income, and long-term growth of principal and income by investing in stocks and fixed income securities;

              - Money Market Fund, which shall have as its principal objective the preservation of principal and the earning of interest at rates prevailing on short-term fixed income investments;

              - Intermediate Bond Fund, which shall have as its principal objective the preservation of principal and the production of income by investing in government securities and high-quality corporate bonds;

              - LaBarge Common Stock Fund, which shall be exclusively invested in common stock of the Company; and

                                                                     (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              - Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

              The Equity Index Fund, Growth Fund, Balanced Fund, and Intermediate Bond Fund (all invest in registered investment company shares), and the LaBarge Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund (trust prime money market account) is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments based upon their historical cost on a specific identification basis.

              Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

        (c)   TRUST FUND MANAGED BY THE TRUSTEE

              Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

        (d)   ADMINISTRATIVE CHARGES

              The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been charged to the Plan and paid with plan assets.

        (e)   BENEFITS PAID TO PARTICIPANTS

              Benefits are recorded when paid.

        (f)   USE OF ESTIMATES

              Certain amounts included in the financial statements are estimated based on currently available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

  (3)   PLAN AMENDMENT

        The Plan was amended effective August 11, 1999 to change the terms of severance benefits that are paid to a participant once the participant leaves the employment of the Company. All benefits less than $5,000 will be paid in a lump sum to the participant once the participant is no longer employed with the Company. The new amendment also allows all severance benefits greater than $5,000 to remain in the plan until withdrawal by the participant.

                                                                     (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


  (4)   TAX STATUS

        The Plan Administrator has received a favorable determination letter dated April 8, 1994 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been subsequently amended. In the opinion of the Plan Administrator, such amendments do not affect the tax status of the Plan.

  (5)   PLAN TERMINATION

        Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

  (6)   RELATED-PARTY TRANSACTIONS

        On various dates during 1999, the Plan purchased 130,400 shares of the Company's common stock at fair market value at prices ranging from $1.25 to $2.75 per share for investment in the Plan's LaBarge Common Stock Fund.

        The Plan did not sell any shares of the Company's common stock during 1999.

        The market value of the investment in the LaBarge Common Stock Fund was valued at $2.19 and $2.688 per share at December 31, 1999 and 1998, respectively.

  (7)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                                 DECEMBER 31,
                                                                                             1999             1998
                                                                                        ---------------  ---------------

        Net assets available for plan benefits per the financial statements
                                                                                      $    14,399,788       13,401,639
        Amounts allocated to withdrawing participants                                         852,985          702,160
                                                                                        ---------------  ---------------

               Net assets available for plan benefits per the Form 5500               $    13,546,803       12,699,479
                                                                                        ===============  ===============

                                                                     (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                             1999             1998
                                                                                        ---------------  ---------------

        Distributions to participants per the financial statements                    $       942,144        1,521,509
        Add amounts allocated to withdrawing participants at
            end of year                                                                       852,985          702,160
        Less amounts allocated to withdrawing participants at beginning of
            year                                                                              702,160          519,673
                                                                                        ---------------  ---------------

               Benefits paid to participants per the Form 5500                        $     1,092,969        1,703,996
                                                                                        ===============  ===============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

 (8)    INVESTMENTS

        Investments of the Plan are comprised of the following:

        Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                                 DECEMBER 31,
                                                                                             1999             1998
                                                                                        ---------------  ---------------

        Investments at fair value as determined by quoted market price:
            Mutual funds:
               American Balanced Fund Inc. Income Fund                                $     1,942,123        1,937,398
               Fidelity Advisor Series II Growth Opportunity Fund Class T                   3,205,929        2,980,053
               Intermediate Bond Fund of America                                              605,268          709,080
               Mainstay Funds Equity Index Fund Class A                                     4,726,933        3,859,642
            LaBarge, Inc. common stock                                                      2,105,219        2,373,423
                                                                                        ---------------  ---------------

                                                                                           12,585,472       11,859,596
                                                                                        ---------------  ---------------

        Investments at fair value:
            Money market accounts -
                 Prime Obligations Fund - A                                                   773,690               --
                 Goldman Sachs Financial Square Pop-A Prime Obligations                            --          618,490
            Loans to participants                                                             740,970          698,153
                                                                                        ---------------  ---------------

                                                                                            1,514,660        1,316,643
                                                                                        ---------------  ---------------

                                                                                      $    14,100,132       13,176,239
                                                                                        ===============  ===============

                                                                     (Continued)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

 (9)    ADOPTION OF SOP 99-3

        During 1999, the Plan adopted American Institute of Certified Public Accountants' Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters under which disclosure of investment information by fund is no longer required. Prior year amounts have been reclassified to conform to the current year presentation.

 (10)   NON-PARTICIPANT DIRECTED INVESTMENTS

        Information about net assets and the significant changes in net assets relating to the non-participant-directed investments is as follows:

                                                                                              DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                       1999                 1998
                                                                                 ------------------  -------------------
        Participant loans                                                      $       740,970             698,153
                                                                                 ==================  ===================

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                       1999                 1998
                                                                                 ------------------  -------------------
        Interest on loans                                                      $        65,917             62,512
        Interfund loan transfers, net                                                  (23,100)            40,966
                                                                                 ------------------  -------------------

                                                                                        42,817             103,478

        Participant loans, beginning of the year assets                                698,153             594,675
                                                                                 ------------------  -------------------

        Participant loans, end of the year assets                              $       740,970             698,153
                                                                                 ==================  ===================



                                                                      SCHEDULE 1

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                                           NUMBER OF
                                                                            SHARES                          CURRENT
                     DESCRIPTION OF INVESTMENTS                            OR UNITS           COST           VALUE
-----------------------------------------------------------------------  ------------     ------------   --------------

Money market accounts -
    Prime Obligations Fund - A                                               773,690      $    773,690         773,690

Equity Mutual Funds:
    American Balanced Fund Inc. Income Fund                                  134,683         2,013,396       1,942,123
    Fidelity Advisor Series II Growth Opportunity Fund Class T                68,708         2,722,661       3,205,929
    Mainstay Funds Equity Index Fund Class A                                  99,809         3,677,971       4,726,933

Fixed Income Fund -
    Intermediate Bond Fund of America                                         46,811           627,698         605,268

LaBarge Common Stock Fund -
    LaBarge Inc. common stock*                                               962,166         1,633,962       2,105,219

Loans to participants                                                             --           740,970         740,970
                                                                         ============     -------------  --------------
             Total investments                                                           $   12,190,348     14,100,132
                                                                                          =============  ==============

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1999





         IDENTITY OF                                                             PURCHASE           SELLING            COST
       PARTY INVOLVED                          DESCRIPTION OF ASSET               PRICE              PRICE           OF ASSET
-------------------------   ----------------------------------------------   -----------------  ----------------  ---------------

A.G. Edwards Trust Co.      Prime Obligations Fund - A                        $     4,110,778                --        4,110,778
A.G. Edwards Trust Co.      Prime Obligations Fund - A                                     --         3,955,578        3,955,578
A.G. Edwards Trust Co.      Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                            686,174                --          686,174
A.G. Edwards Trust Co.      Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                                 --           242,760          151,233
A.G. Edwards Trust Co.      Mainstay Funds Equity Index Fund Class A                  550,932                --          550,932
A.G. Edwards Trust Co.      Mainstay Funds Equity Index Fund Class A                       --           266,584          243,073
                                                                             =================  ================  ===============

                                                                                    CURRENT
                                                                                    VALUE OF
                                                                                    ASSET ON
       IDENTITY OF                                                                TRANSACTION         NET GAIN OR
     PARTY INVOLVED                        DESCRIPTION OF ASSET                      DATE               (LOSS)
-------------------------   -------------------------------------------------   ---------------   -------------------

A.G. Edwards Trust Co.      Prime Obligations Fund - A                               4,110,778                   --
A.G. Edwards Trust Co.      Prime Obligations Fund - A                               3,955,578                   --
A.G. Edwards Trust Co.      Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                             686,174                   --
A.G. Edwards Trust Co.      Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                             242,760               91,527
A.G. Edwards Trust Co.      Mainstay Funds Equity Index Fund Class A                   550,932                   --
A.G. Edwards Trust Co.      Mainstay Funds Equity Index Fund Class A                   266,584               23,511
                                                                                ===============   ===================

See accompanying independent auditors' report.